EMGOLD MINING CORPORATION

Suite 1010 – 789 West Pender Street

Vancouver, B.C. V6C 1H2

www.emgold.com

March 19, 2018	TSX Venture Exchange : EMR
OTC : EGMCF
Frankfurt Exchange : EMLN

EMGOLD RELEASES NEW TECHNICAL REPORT ON THE

GOLDEN ARROW PROPERTY, NV

Announces Mineral Resource

Vancouver, British Columbia - Emgold Mining Corporation (TSXV: EMR) ("Emgold" or the "Company") announces that it has completed a National Instrument 43-101 ("NI 43-101") Technical Report (the "Technical Report") on the Golden Arrow property (the "Property") in connection with the Company's acquisition of a 51% interest in the Property from Nevada Sunrise Gold Corporation ("Nevada Sunrise"). The Technical Report has been filed on SEDAR at www.sedar.com and can be found on the Company's website at www.emgold.com.

The Technical Report, entitled "2018 Updated Technical Report on the Golden Arrow Project, Nye County, Nevada, U.S.A." was prepared for Emgold and Nevada Sunrise by Mine Development Associates in Reno, Nevada, and has an effective date of November 28, 2017 and a report date of March 2, 2018. The Technical Report was prepared by qualified persons Steven Ristorcelli, CPG, Odin D. Christensen, PhD, CPG, and Jack S. McPartland, MMSA (collectively, the "Authors"), in support of Emgold's first-time disclosure of a mineral resource for the Property. The Authors are independent of both Emgold, the issuer, and Nevada Sunrise, the vendor.

Nevada Sunrise's data archives, now available to Emgold, include geologic mapping, geochemistry, geophysics, and exploration drill information collected by multiple companies over the past two decades. Historic information was compiled, integrated, and reinterpreted by Nevada Sunrise. More than 400 hammer, air-track, reverse circulation ("RC"), and diamond drill holes have been drilled to explore for and evaluate gold-silver mineralization on the Property. The vast majority of this drilling has been focused on discovering and delineating the Gold Coin and Hidden Hill mineralized zones. Documentation for a large part of this drilling is available, specifically 361 drill holes for a total of 201,010 feet. Of these holes, 19 are core holes and 342 are RC.

Mineral Resource Estimate

The Technical Report discloses a mineral resource, which particulars are set out in Table 1 below. The mineral resource was modeled for the Property and estimated by evaluating the drill data statistically and utilizing a three-dimensional geological solid model. Mineral domains were interpreted on northeast-southwest geological cross sections spaced at approximately 100 foot intervals throughout the extent of the Property mineralization. The mineral domain interpretations were then rectified to east-west cross sections spaced at 20 foot intervals. Estimation was done by inverse-distance. The Authors were certified to make their own independent investigations based on what they deemed necessary, in their professional judgment, to be able to reasonably rely on the provided information to make the conclusions and recommendations presented in the Technical Report.

Table 1

Golden Arrow Property Mineral Resource1,2,3,7,8

Classification	Cut-Off Grade[4,5]	Tons	Au opt	Ag opt	Au Ounces	Ag Ounces
Measured	Variable	1,850,000	0.028	0.43	52,400	796,000
Indicated	Variable	10,322,000	0.024	0.31	244,100	3,212,000
Measured and Indicated	Variable	12,172,000	0.024	0.33	296,500	4,008,000

Inferred[6]	Variable	3,790,000	0.013	0.33	50,400	1,249,000
1.	CIM Standards were followed in reporting the mineral resource estimate.
2.	Effective date of the mineral resource is November 28, 2017.
3.	Any known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Reserves are detailed below in the section entitled "Cautionary Note Regarding Forward-Looking Statements".
4.	Cut-off grades are 0.01 gold equivalent opt for oxide material and 0.015 gold equivalent opt for sulfide material. Mine Development Associated derived these cut-off grades using mining costs of US$2.00 per ton, heap-leach costs of US$4.00 per ton, milling costs of US$12.00 per ton, and G&A costs of US$3.50 per ton. Metallurgical recoveries were assumed to range from 70% to 95% for gold, depending upon the oxidation state and sulfide content of the material, and heap-leach or milling scenarios envisioned. Multiple economic evaluations were done including pit optimization that demonstrated the economic viability.
5.	Gold equivalent cut-off grade calculated using a 55:1 gold to silver price ratio. No adjustment was made for metallurgical recovery.
6.	The quality and grade of inferred resources are uncertain in nature and there has been insufficient exploration to define these inferred resources as measured or indicated resources and it is uncertain whether further exploration will result in upgrading them to measured or indicated resource categories.
7.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
8.	The Authors verified the data in the Technical Report through a combination of data audits, where drilling data compiled in the project database was compared to paper logs, maps, assay certificates and other records, and independent verification sampling. There have been no limitations on, or failure to conduct the verification

As outlined in the Technical Report, the Authors have determined that the Golden Arrow Property is a property of merit that warrants continued exploration and recommend that Emgold undertake continued systematic exploration to discover additional centers of mineralization within the Property.

The Authors recommend a two-phased approach to advance the Property, with the goal of completing a Preliminary Economic Assessment ("PEA") by the end of Phase 2. They recommend Phase 1 include completion of an internal economic scoping study based on the existing mining resources to evaluate whether the PEA can be completed from the existing resource, or whether additional drilling is needed to expand the resource prior to moving forward with a PEA. In addition, the Authors recommend that Phase 1 include a comprehensive review of presently available technical data to define potential drilling targets for discovery of new mineral centers and identify locations for drilling within the current resource areas to upgrade mineral resources from Inferred to Indicated classification. Following a review of the technical data, preparation of a new geological map for the project area is recommended for clarification of district volcanic stratigraphy, as well as preparation of several geological cross sections based upon the mapping and drilling information. Rock-chip and soil geochemistry will complement the geological mapping. The proposed budget for Phase 1 recommended work is US$550,000.

Following the completion of Phase 1, a decision would be made whether or how to proceed with Phase 2. Phase 2 may follow two different paths, based on the results of the Phase 1 scoping study and geological work. The budget for Phase 2 could potentially range from US$200,000 for simply completing a PEA, to $2.0 million or more for an aggressive drilling program followed by completion of a PEA. Regardless of the results of Phase 1, exploration drilling is presently warranted, but Phase 1 will be used to design the drill program for Phase 2.

Golden Arrow Property Details

The Property is located approximately 40 miles east of Tonopah, Nevada. It encompasses 357 contiguous unpatented and 17 patented lode mineral claims covering an area of approximately 7,050 acres (2,845 hectares). It is an advanced-stage gold and silver exploration property with a comprehensive exploration database including geochemical sampling, geophysics, and over 200,000 feet of reverse circulation and diamond core drilling.

To date, two main exploration targets have been drilled on the Property, focusing on bulk disseminated mineralization – the Gold Coin and the Hidden Hill deposits. Several other targets have been identified for exploration. Emgold's management believes there is potential for expansion of both the Hidden Hill and the Gold Coin resources, and for discovery of other bulk disseminated mineralization on the Property. In addition, historic underground mine workings exist along the Page Fault and other structures on the Property, indicating potential for vein style mineralization that has been subject to limited, if any, modern exploration.

Qualified Person

The scientific and technical information that forms the basis for portions of this news release was reviewed and approved by Robert Pease, PG, CPG, who is a qualified person as defined by NI 43-101.

About Emgold

Emgold is a junior gold exploration and mine development company that has several exploration properties located in the western U.S. and Canada. These include the Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide gold and silver properties in Nevada and the Stewart and Rozan poly-metalic properties located in British Columbia.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information, please contact:
David G. Watkinson, P.Eng.
Tel: 530-271-0679 Ext 101
Email: info@emgold.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This news release has been prepared in accordance with the requirements of Canadian provincial securities laws which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification systems. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"), and reserve and resource estimates disclosed in this news release may not be comparable to similar information disclosed by U.S. companies.

This news release uses the terms "measured and indicated resources" and "inferred resources" to comply with the reporting standards in Canada. The Company advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the "inferred resources" exist. In accordance with Canadian securities laws, estimates of "inferred resources" cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of "measured and indicated resources" or "inferred resources" will ever be upgraded to a higher category or are economically or legally mineable. In addition, disclosure of "contained ounces" is permitted disclosure under Canadian securities laws; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resources, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this news release. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration will result in any category of NI 43-101 mineral resources being identified.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and U.S. securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement, timing and cost of exploration programs in respect of the Property and otherwise, anticipated results from the exploration activities, the discovery and delineation of mineral deposits/resources/reserves on the Property, the completion of a PEA, and the anticipated business plans and timing of future activities of the Company, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "postulate" and similar expressions, or are those, which, by their nature, refer to future events.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, the metallurgical recovery ranges, a 55:1 gold to silver price ratio, that market fundamentals will result in sustained gold demand and prices, the receipt of any necessary regulatory approvals in connection with the future development of the Property in a timely manner, the availability of financing on suitable terms for the development, study and continued exploration of the Company, and the Company's ability to comply with environmental, health and safety laws. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, issues raised during the Company's due diligence on the Property, operating and technical difficulties in connection with mineral exploration and development activities, actual results of exploration activities, the estimation or realization of mineral reserves and mineral resources, the timing and amount of estimated future production, the costs of production, capital expenditures, the costs and timing of the development of new deposits, requirements for additional capital, future prices of precious metals, changes in general economic conditions, changes in the financial markets and in the demand and market price for commodities, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, changes in laws, regulations and policies affecting mining operations, title disputes, the inability of the Company to obtain any necessary permits, consents or authorizations required, including TSXV acceptance of the acquisition of the Property and any other current or future property acquisitions or financings and other planned activities, the timing and possible outcome of any pending litigation, environmental issues and liabilities, and risks related to joint venture operations, and other risks and uncertainties disclosed in the Company's latest interim Management's Discussion and Analysis and filed with certain securities commissions in Canada. The Company's Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update any of the forward-looking statements in this news release or incorporated by reference herein, except as otherwise required by law.